ICOS CORPORATION
22021 20th Avenue SE
Bothell, WA  98021


                                                                 NEWS RELEASE
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Contact:     Lacy Fitzpatrick
             ICOS Corporation
             (425)485-1900

For Immediate Release:
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               ICOS CLINICAL PARTNERS, L.P. COMPLETES INITIAL SALE



SEATTLE, WA - June 10, 1997 -- ICOS Corporation (NASDAQ:ICOS) announced today that its affiliate, ICOS Clinical Partners, L.P. (the "Partnership") closed the initial sale to private investors of interests in the Partnership. The purpose of the offering is to provide funding to ICOS for the continued development, clinical testing and commercialization of certain therapeutic products currently under development by ICOS.

The initial sale results in net proceeds to the Partnership of approximately
$58 million with approximately $14 million payable to the Partnership on closing with the balance paid in installments over a three-year period. In connection with the closing, ICOS issued warrants to purchase an aggregate of 5,539,800 shares of ICOS Common Stock. The warrants will be exercisable over a four year period commencing in October 1998 at an exercise price of $9.13. In addition, ICOS will issue in June 1999, subject to certain requirements, warrants to purchase an aggregate of 5,539,800 shares of ICOS Common Stock.
Such additional warrants, if issued, will be exercisable over a five year period commencing in July 1999 at an exercise price to be determined at the time of issuance of such warrants and which is expected to reflect a 25% premium over the then-prevailing market price for ICOS Common Stock.

Neither the partnership interests nor the warrants will be registered under the Securities Act of 1933, as amended, and may not be offered or sold absent registration or an applicable exemption from registration requirements.

This notice does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of such state.

ICOS is discovering and developing new pharmaceuticals by seeking points of intervention in the inflammatory process that may lead to specific and efficacious drugs. ICOS' research and drug development programs involve both acute and chronic conditions such as ARDS, acute pancreatitis, asthma, hemorrhagic shock, male erectile disorder, multiple sclerosis, myocardial infarction, and psoriasis.